

August 12, 2014

<u>Via E-mail</u>
Jacek Niezgoda
Chief Executive Officer
Artex Corp.
Ciechocin 28
Ciechocin, 87-100, Poland

     Re: Artex Corp.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed July 31, 2014
              File No. 333-196109

Dear Mr. Niezgoda:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 16</u>

1. We note your response to comment 2 in our letter dated July 22, 2014 and your revised disclosures. Please reconcile the amounts included in the narrative description related to the increase in net tangible book value to current investors with the amounts included in the preceding table for the 75%, 50% and 25% scenarios. Please revise as appropriate.

<u>Management's Discussion and Analysis or Plan of Operation, page 18</u>

2. We note your response to comment 3 in our letter dated July 22, 2014. Please revise your filing to disclose the reasons for the decrease in your cash balance from $4,157 to $2,640.

3. Please revise your disclosure to make it clear that the only sources of cash available to you are the loans that Mr. Niezgoda has made to your company and that at the present time these loans are the only reason your company will be able to operate for the next

three months. Please also disclose the aggregate amount of loans that Mr. Niezgoda has made to your company as of the date of your next amendment.

Certain Relationships and Related Transactions, page 42

4. We note your disclosure on page F-16 that Mr. Niezgoda has loaned additional funds to your company. Please update this section to disclose the existence of these loans.

Non-Cumulative Voting, page 47

5. We note your response to comment 7 in our letter dated July 22, 2014, however, your disclosure on page 47 and your reference to "present stockholders" continues to be unclear. Please revise your disclosure in this section to state that if all the offered common stock is sold, investors in the offering will own 74% of your outstanding shares while Mr. Niezgoda will own the remaining 26%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: John T. Root, Jr.